

May 14, 2018

Via E-Mail
Mr. J. Daniel Plants
Voce Capital Management LLC
600 Montgomery Street, Suite 210
San Francisco, California 94111

> **Re:** **Natus Medical Incorporated**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 7, 2018 by Voce Catalyst Partners LP, Voce Capital LLC, Voce**
> **Capital Management LLC, J. Daniel Plants, Mark G. Gilreath, Lisa**
> **Wipperman Heine and Joshua H. Levine**
> **File No. 000-33001**

Dear Mr. Plants:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Disclosure on page 1 states that if Mark G. Gilreath is elected to fill the vacancy on the Board caused by the removal of Robert A. Gunst, Mr. Gilreath will serve as a director until the 2021 annual meeting of stockholders and until his successor is duly elected and qualified. Please tell us your basis for stating that Mr. Gilreath will serve until the 2021 annual meeting.

Background of the Proxy Solicitation, page 5

2. Please disclose the names of the candidates for election to the Company's Board of Directors that you submitted in the Nomination Notice and in the Supplement.

Proposal 1 – Election of Directors, page 7

3. Disclosure indicates that "in the event that a vacancy in the slate of Nominees should occur unexpectedly, the shares of Common Stock represented by the BLUE proxy card will be voted for a substitute candidate selected by Voce." Please disclose whether the participants are first required to identify or nominate such substitute nominee in accordance with the Company's advance notice bylaw. If no substitute nominee could be lawfully introduced at this stage of the solicitation, please revise to remove any implication that the potential exists for proxy holders to vote for substitute nominees.

Proposal 2 – Removal Proposal, page 10

4. Disclosure on page 10 states "[w]e believe this Removal Proposal is necessary in order to provide stockholders with an opportunity to hold Mr. Gunst accountable for his failure, as Independent Chairman of the Board, to represent the interests of the Company's independent stockholders…." Each statement or assertion of opinion or belief must be clearly characterized as such. In addition to stating that it is your belief that the Removal Proposal is necessary, please also revise your disclosure to clearly state that it is your belief that Mr. Gunst has failed, as Independent Chairman of the Board, to represent the interests of the Company's independent stockholders.

5. Disclosure on page 10 also states that Mr. Gunst has refused to meet with stockholders. You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Since your disclosure indicates that you are the only stockholder Mr. Gunst has refused to meet with, provide us supplementally, or disclose, the factual foundation for this statement. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

Proposal 3 – Replacement Proposal, page 11

6. Please disclose that if all of your Nominees are elected to the Company's Board of Directors, your Nominees will comprise half of the members of the Board of Directors. Please also revise your disclosure to discuss the level of control your Nominees will have over the Board of Directors in the event that all of the Nominees are successfully elected and briefly describe the potential effects of a change in control of the Board of Directors.

Quorum; Abstentions; Broker Non-Votes, page 16

7. Please state the effect of abstentions on Proposals 2, 3, 4, 5 and 6. Refer to Item 21(b) of Schedule 14A.

Solicitation of Proxies, page 17

8. Please disclose whether reimbursement will be sought from the registrant, rather than disclose that it may be sought. See Item 4(b)(5) of Schedule 14A. Please also disclose that the determination to reimburse will be made by a board of directors that may include some or all of your nominees.

Form of Proxy Card

9. Please revise to clearly mark the form of proxy card as preliminary. See Rule 14a-6(e)(1).

10. Please clearly indicate whether each matter intended to be acted upon is proposed by the registrant or you. Refer to Rule 14a-4(a)(3).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3589 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Aneliya S. Crawford
        Schulte Roth & Zabel LLP